

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 14, 2016

Via E-mail
Mr. G. Hunter Haas, IV
Chief Financial Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

    Re: Orchid Island Capital, Inc.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed February 24, 2015
             File No. 1-35236

Dear Mr. Haas:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Robert F. Telewicz, Jr.

                      Robert F. Telewicz, Jr.
                      Branch Chief
                      Office of Real Estate & -
                        Commodities